CERTIFICATE OF ELIMINATION OF
THE 10% SERIES B NON-CUMULATIVE NON-VOTING PERPETUAL CONVERTIBLE
PREFERRED STOCK ($1,000 LIQUIDATION PREFERENCE PER SHARE)

OF

MORGAN STANLEY

Pursuant to Section 151(g)
of the General Corporation Law
of the State of Delaware

Morgan Stanley, a corporation organized and existing under the laws of the State of Delaware (the “Company”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. That, pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Certificate of Incorporation of the Company, as theretofore amended, the Board of Directors of the Company, by resolution duly adopted, authorized the issuance of a series of 7,839,209 (seven million eight hundred thirty-nine thousand two hundred nine) shares of Series B Non-Cumulative Non-Voting Perpetual Convertible Preferred Stock, par value $0.01 per share, liquidation preference $1,000 per share (the “Preferred Stock”), and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof, and, on October 10, 2008, filed a Certificate of Designation with respect to such Preferred Stock, and, on October 13, 2008, amended such Certificate of Designation with respect to such Preferred Stock, in the office of the Secretary of State of the State of Delaware.

2. That the Board of Directors of the Company has adopted resolutions approving the conversion of said Preferred Stock into common stock of the Company, par value $0.01 per share (the “Common Stock”), including resolutions authorizing each officer of the Company to execute and deliver such further documentation, and to take all such actions as any officer shall deem necessary or desirable, in furtherance of the conversion of such Preferred Stock, which includes the execution and filing of this Certificate, and said Preferred Stock has been converted into Common Stock.

3. That no shares of said Preferred Stock are outstanding and no shares thereof will be issued subject to said Certificate of Designation.

4. That, accordingly, all matters set forth in the Certificate of Designation with respect to the Preferred Stock be, and hereby are, eliminated from the Certificate of Incorporation, as heretofore amended, of the Company.

IN WITNESS WHEREOF, the Company has caused this Certificate to be executed by its duly authorized officer this 20th day of July, 2011.

MORGAN STANLEY

By:	/s/ Martin M. Cohen
Name: Martin M. Cohen Title: Corporate Secretary